COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

April 15, 2014

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the “Registrant”)

Columbia Variable Portfolio – Commodity Strategy Fund

Columbia Variable Portfolio – Select Large-Cap Value Fund

Columbia Variable Portfolio – Select Smaller-Cap Value Fund

Variable Portfolio – Loomis Sayles Growth Fund (formerly known as Variable Portfolio – American

    Century Growth Fund)

Variable Portfolio – TCW Core Plus Bond Fund (formerly known as Variable Portfolio – PIMCO

    Mortgage-Backed Securities Fund)

(each, the “Fund” and collectively, the “Funds”)

Post-Effective Amendment No. 37
File No. 333-146374/811-22127

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on March 26, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

For all Funds

Comment 1:	Update Series and Class IDs on EDGAR when Fund names change.

Response:	Series and Class IDs will be updated on EDGAR when Fund names change.

Columbia Variable Portfolio – Commodity Strategy Fund

Comment 2:	The Staff previously provided comments relating to the wholly-owned subsidiary of the Fund (the “CFC Comments”). Confirm that responses previously provided to the Staff remain accurate and complete.

Response:	So confirmed. The responses previously provided to the Staff remain accurate and complete in all material respects.

Comment 3:	In the Fees and Expenses of the Fund section, confirm the placeholder waiver language will be removed if not applicable.

Response:	So confirmed. The language has been removed.

Comment 4:	Confirm that the Other Fund disclosed in the Related Performance Information section is the only substantially similar fund managed by the Investment Manager. If there are other substantially similar funds, disclose the name(s) of them.

Response:	The Other Fund disclosed in this section is the only other fund managed by the Investment Manager the performance of which is required to be included in the Fund’s prospectus pursuant to the new CFTC regulations as a result of having substantially similar investment objectives, principal investment strategies and investment policies as the Fund.

Comment 5:	In the third paragraph of the Related Performance Information section, if the Fund has higher expenses than the share class of the Other Fund, add language stating that the Fund’s performance would be expected to be lower as a result of its higher expense ratio.

Response:	Class W shares of the Other Fund are subject to an expense ratio higher than the expense ratio of the Fund. As a result, we will not need to add the requested disclosure.

Columbia Variable Portfolio – Select Large-Cap Value Fund

Comment 6:	In the Fees and Expenses of the Fund section, confirm the placeholder waiver language will be removed if not applicable.

Response:	So confirmed. The language has been removed.

Comment 7:	In the Performance Information section, add a narrative explanation that the Fund’s average annual returns are compared to those of a broad measure of market performance.

Response:	The following disclosure has been added to the first paragraph of the Performance Information section:

The table below the bar chart compares the Fund’s returns for the periods shown with benchmark performance.

Comment 8:	The Tax Information section states that the Fund expects to be treated as a partnership for tax purposes. Consider whether this information is relevant to variable contract owners.

Response:	Disclosure regarding the tax classification of the Fund as a partnership is relevant to variable contract owners because it informs the contract owners that the Fund is subject to different tax rules than most other registered investment companies, which are typically classified as corporations that are regulated investment companies (“RICs”). One result of such different tax classification is that the Fund will not be required to make distributions to shareholders in order to either qualify for its tax status or to avoid fund-level income and excise taxes, as is the case with RICs; the Fund will instead allocate items of income and loss among each of the partners in respect of their respective interests in the Fund. Therefore, the Fund generally does not intend to make current distributions of its income and gain.

Comment 9:	In the More Information About the Fund – Expense Reimbursement Arrangements and Impact on Past Performance subsection, there is reference to a contractual fee arrangement. Confirm that this arrangement will be in effect for one year or more from the effective date of the registration statement.

Response:	It has been determined that the Fund will not have a contractual fee waiver arrangement for the coming year. However, the Fund will have a voluntary fee waiver arrangement. The language within this section has been revised to reflect a voluntary fee waiver arrangement, which is not reflected in the fee and expense table.

Columbia Variable Portfolio – Select Smaller-Cap Value Fund

Comment 10:	In the Fees and Expenses of the Fund section, confirm the placeholder waiver language will be removed if not applicable.

Response:	So confirmed. The language has been removed.

Comment 11:	In the Performance Information section, add a narrative explanation that the Fund’s average annual returns are compared to those of a broad measure of market performance.

Response:	The following disclosure has been added to the first paragraph of the Performance Information section:

The table below the bar chart compares the Fund’s returns for the periods shown with benchmark performance.

Comment 12:	The Tax Information section states that the Fund expects to be treated as a partnership for tax purposes. Consider whether this information is relevant to variable contract owners.

Response:	Disclosure regarding the tax classification of the Fund as a partnership is relevant to variable contract owners because it informs the contract owners that the Fund is subject to different tax rules than most other registered investment companies, which are typically classified as corporations that are regulated investment companies (“RICs”). One result of such different tax classification is that the Fund will not be required to make distributions to shareholders in order to either qualify for its tax status or to avoid fund-level income and excise taxes, as is the case with RICs; the Fund will instead allocate items of income and loss among each of the partners in respect of their respective interests in the Fund. Therefore, the Fund generally does not intend to make current distributions of its income and gain.

Variable Portfolio – Loomis Sayles Growth Fund

Comment 13:	In the Fees and Expenses of the Fund section, confirm the placeholder waiver language will be removed if not applicable.

Response:	So confirmed. The language has been removed.

Comment 14:	The Principal Investment Strategies sections state that the Fund may invest in emerging market securities. Consider whether there are any additional principal risks associated with such investments.

Response:	Emerging market securities risk has been added to the prospectus.

Comment 15:	In the Performance Information section, add a narrative explanation that the Fund’s average annual returns are compared to those of a broad measure of market performance.

Response:	The following disclosure has been added to the first paragraph of the Performance Information section:

The table below the bar chart compares the Fund’s returns for the periods shown with benchmark performance.

Comment 16:	The Tax Information section states that the Fund expects to be treated as a partnership for tax purposes. Consider whether this information is relevant to variable contract owners.

Response:	Disclosure regarding the tax classification of the Fund as a partnership is relevant to variable contract owners because it informs the contract owners that the Fund is subject to different tax rules than most other registered investment companies, which are typically classified as corporations that are regulated investment companies (“RICs”). One result of such different tax classification is that the Fund will not be required to make distributions to shareholders in order to either qualify for its tax status or to avoid fund-level income and excise taxes, as is the case with RICs; the Fund will instead allocate items of income and loss among each of the partners in respect of their respective interests in the Fund. Therefore, the Fund generally does not intend to make current distributions of its income and gain.

Variable Portfolio – TCW Core Plus Bond Fund

Comment 17:	In the Fees and Expenses of the Fund section, the Annual Fund Operating Expenses table includes a placeholder for a contractual fee waiver. Confirm that, if the Fund has a contractual fee/waiver expense reimbursement, footnote disclosure will reflect through whom the commitment is made, the circumstances under which the commitment may be terminated and the expected termination date of the commitment.

Response:	So confirmed. The applicable footnote disclosure has been revised to state:

Effective April 1, 2014 through April 30, 2015, Columbia Management Investment Advisers, LLC (the Investment Manager) has contractually agreed to waive a portion of its management fee for assets up to $1 billion, unless sooner terminated in the sole discretion of the Fund’s Board of Trustees.

Comment 18:	The Principal Risks sections include Changing Distribution Level Risk. Consider whether this risk is applicable to a variable fund.

Response:	We believe the risk is appropriate for variable portfolios, whose shareholders may include retirement plan account owners.

Comment 19:	In the Performance Information section, add a narrative explanation that the Fund’s average annual returns are compared to those of a broad measure of market performance.

Response:	The following disclosure has been added to the first paragraph of the Performance Information section:

The table below the bar chart compares the Fund’s returns for the periods shown with benchmark performance.

Comment 20:	The benchmark identified in the Performance Information section reflects the Barclays U.S. Mortgage-Backed Securities Index. Consider whether this is a sufficiently broad-based index. Additionally, the 497 filing describing the Fund changes references a new benchmark. If the Fund is selecting a new benchmark that is different from the one used in the Average Annual Total Return table for the immediately preceding period, explain the reason(s) for the selection of a different benchmark and provide information for both for one year.

Response:	The Barclays U.S. Aggregate Bond Index (the New Index) has replaced the Barclays U.S. Mortgage-Backed Securities Index (the Former Index) as the Fund’s primary benchmark. The New Index measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market, including Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid adjustable-rate mortgage passthroughs), asset-backed securities, and commercial mortgage-backed securities. The New Index is a broad-based index that is appropriate to the investment strategy of the Fund.

In accordance with Form N-1A, the old and the new benchmarks will be included in the Average Annual Total Return table for one year and the following disclosure has been added:

On March 21, 2014, the Barclays U.S. Aggregate Bond Index (the New Index) replaced the Barclays U.S. Mortgage-Backed Securities Index (the Former Index) as the Fund’s primary benchmark. The Investment Manager believes that the New Index provides a more appropriate basis for comparing the Fund’s performance. Information on both the New Index and the Former Index will be included for a one-year transition period. Thereafter, only the New Index will be included.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Series Trust II

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